Victory Commercial Management Inc.

3rd Floor, 369 Lexington Ave

New York, NY 10017

October 11, 2018

VIA EDGAR

Rahul K. Patel

Office of Real Estate and Commodities

U.S. Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3233

Washington, DC 20549

Re:	Victory Commercial Management Inc.
Amendment No. 1 to
Draft Registration Statement on Form S-1
Submitted June 28, 2018
CIK No. 0001723083

Dear Mr. Patel,

Victory Commercial Management Inc. (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 25, 2018 regarding Amendment No.1 to our Draft Registration Statement on Form S-1 (the “Amendment No.1”) previously filed on June 28, 2018. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended S-1 submitted accompanying this Response Letter is referred to as Amendment No. 2.

General

1.	Please include updated financial statements within your next amendment. Refer to Rule 8-08 of Regulation S-X.

Response: pursuant to your comment, we included the financial statements for the periods ended June 30, 2018 and 2017 in this prospectus.

Risk Factors, page 20

2. We note your risk factor on page 13 that a majority of your leases have one year terms. Please expand your risk factor to provide additional context for the leases with one year terms. Specifically, discuss:

●	the number of tenants whose leases will expire in one year;

●	the total area in square feet covered by such leases;

●	the annual rental represented by such leases; and

●	the percentage of gross annual rent represented by such leases.

Elsewhere in the prospectus, such as in the Description of Properties section, please briefly summarize the material terms of your leases.

Response: pursuant to your comment, we revised our disclosure on page 13 to include the following disclosure:

Short term rental leases as of December 31, 2016 and 2017 and June 30, 2018

As of	Number of tenants	Leased area in square feet	Rent income in US $	% of total rent income
December 31, 2016	608	145,259	2,223,955	57%
December 31, 2017	454	144,882	2,080,117	54%
June 30, 2018 - six months	449	130,480	920,361	48%

We included a brief summary of the material terms of our leases on page 47 “Rent Lease”.

3. We note your response to comment 6 and the revised disclosure on page 20. We reissue our comment in part. Please tell us how your financial statements reflect your liability relating to the noncompliance with the environmental rules of China.

Response: We added paragraph “As of the date of reporting, the Company has no violation or noncompliance with the environment rules of China.” to page 13. The Company did not incur any liability relating to the noncompliance with the environment rules of China.

Use of Proceeds, page 26

4. We note your revised disclosure in response to comment 8. Based on your disclosure elsewhere in the prospectus regarding the total cost of renovation and repurchase, it appears that additional funds beyond the offering proceeds will be needed to complete the project. As such, please disclose the sources of other funds. Refer to Instruction 3 to Item 504 of Regulation S-K for guidance.

Response: pursuant to your comment, we revised the disclosure on page 26 to disclose the source of other funds.

Information with respect to the Registrant, page 31

5. We note your revised disclosure on page 47 and 48 regarding the loans for which the property serves as collateral. Please also disclose the interest rates for these loans.

Response: pursuant to your comment, we revised the disclosure on page 47 and 48 to disclose the interest rates for these loans.

Organization & Subsidiaries, page 38

6. We note that in the organizational chart provided on page 38 you have included the BVI entity, Victory Commercial International Ltd., in two separate locations. For example, it appears to be presented as both the parent company of the Nevada corporation, Victory Commercial Management Inc., as well as its subsidiary. Please revise for clarity.

Response: Please be advised that Victory Commercial International Ltd., the parent company of Victory Commercial Management Inc., is a different entity from Victory Commercial Investment Ltd, the subsidiary of Victory Commercial Management Inc.

Contractual Obligations, page 61

7. We note that the expiration by year relating to Financing Obligation is inconsistent with the table on page F-25. Please revise as appropriate for accuracy and consistency.

Response: pursuant to your comment, we revised the table on page 69.

8. We note that the $59,368,710 SML financing agreement payable (page 61) is inconsistent with the $29,684,355 presented in the table on page F-24. Also, it appears from the disclosure on page F-23 that the $29,684,355 is already included in the line item Financing Obligation on page 61. Please revise as appropriate for accuracy and consistency.

Response: pursuant to your comment, we revised the table and disclosure on page 69.

Note 1 – Organization and Segment Information

Organization, page F-7

9. We note your response to comment 30 and the revised disclosure on page F-7 that indicates that you accounted for the November 2016 and September 2017 transactions as corporate restructure based on the guidance provided by ASC 852 – Reorganization. Please tell us how you determined that the entities involved in, and the nature of, the corporate restructure transaction are within the scope of ASC 852.

Response: we previously referred incorrectly to ASC 852 – Reorganization when responding to comment 30 and the revised disclosure on page F-7. The November 2016 transaction is deemed as capital transaction in substance, rather than business combination. Iven International Group Limited (“Iven”), the legal acquirer or the accounting acquiree is a private shell company with no operations and no assets prior to the consummation of the November 2016 transaction. The accounting acquirer usually is the combining entity whose relative size (measures in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities as per ASC 805-10-55-13, hence Sino Pride and Subsidiaries is the accounting acquirer in connection with the November 2016 transaction. That is, the transaction is a reverse acquisition or recapitalization, equivalent to the issuance of stock by Sino Pride for the net monetary assets of the shell corporation, Iven, accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded. Accordingly the historical financial statements are those of Sino Pride and Subsidiaries.

Background:

In anticipation of a planned self-underwritten public offering (the “Offering”) of its shares of common stock, the Company undertook a corporate restructure or reorganization and became the ultimate holding company of Victory Commercial Investment Ltd. (“VCI”), a British Virgin Island entity, Sino Pride Development Limited (“Sino Pride”), a Hong Kong entity, Dalian Victory Plaza Development Co., Ltd. (“DVPD” and Dalian Victory Business Management Co., Ltd. (“DVBM”), which were all controlled by the same shareholder, Mr. Brown during and after the corporate restructuring or reorganization.

Iven is a private shell company with no operations and with no or nominal assets, which is 100% directly and indirectly owned by Mr. Brown. The November 2016 transaction is part of the initial stage of the corporate restructuring process under took by Mr. Brown on Sino Pride and Subsidiaries. Mr. Brown took over Sino Pride and Subsidiaries from Victory Plaza Holding Limited (“VP Holding”), the former owner of Sino Pride for a nominal consideration of HK$1 indirectly through Iven.

VP Holding, the former owner of Sino Pride and Subsidiaries basically walked away from total shareholder loan and loan interest payable totaled to $52,750,000 for a nominal consideration of HK$1 (approximately US$0.13) in exchange for the transfer of 30,000,000 shares of common stock of Sino Pride or 100% of the voting ownership interest to Iven, which ultimately to Mr. Brown who indirectly took over the control in November 2016. It would be misleading to account for this transaction as business combination and avoid the reporting of the historical financial statements of Sino Pride and Subsidiaries, the continuing entities as the involvement with Iven is part of the corporate restructuring process. In addition, management who run the operations of Sino Pride’s subsidiaries remain the same, prior to and after Mr. Brown’s officially took over from the former owner of Sino Pride. Although these management do not legally own Sino Pride’s subsidiaries, the operating entities in PRC, however they are the decision makers prior to and after Mr. Brown’s officially took over from the former owner of Sino Pride. These management continue to run the operations of the two operating subsidiaries in PRC, DVPD and DVBM as well as carrying out the plan of corporate restructuring of Sino Pride and Subsidiaries under Mr. Brown’s leadership. This further supports that Sino Pride and Subsidiaries is deemed as the accounting acquirer as the accounting acquirer usually is the combining entity whose former management dominates the management of the combined entity. In addition, the accounting acquirer usually is the combining entity whose relative size (measures in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities as per ASC 805-10-55-13. Thus, Sino Pride and Subsidiaries are the accounting acquirers in the November 2016 transaction. This transaction is deemed as a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded. Accordingly the historical financial statements are those of Sino Pride and Subsidiaries.

Furthermore, as part of the corporate restructuring process, Victory Commercial Investment Ltd. (“VCI”) was formed on July 13, 2017 under the laws of British Virgin Islands. On September 4, 2017, Iven transferred the 30,000,000 shares of common stock of Sino Pride and the liabilities of $64,208,000 to VCI with a nominal consideration of HK$1 paid by Iven to VCI as to release the liabilities that Iven assumed as part of the initial step of the corporate restructuring of Sino Pride and Subsidiaries under the November 2016 transaction.

The Company together with its wholly-owned subsidiaries, VCI, Sino Pride and majority owned subsidiaries, DVBM and DVPM were effectively controlled by the same shareholder, Mr. Brown after the Reorganization or corporate restructure, and is considered under common control and accounted for similar to the pooling method of accounting. The accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence at the beginning of the periods presented. The consolidation of the Company and its subsidiaries has been accounted for at historical cost as of the beginning of the earliest period presented in the accompanying consolidated financial statements.

November 2016 transaction replaced the owner from VP holding to Iven, a non-operating private entity or a private shell who is owned by Mr. Brown and upon the completion of the transaction, Mr. Brown has control over Sino Pride and Subsidiaries but the management of Sino Pride and Subsidiaries remain the same. This transaction is considered as a private shell reverse acquisition to be a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded.

Accordingly, we have revised November 2016 and September 2017 transactions on F-7 as follows:

November 30, 2016 Transaction

On November 2016, Iven entered an agreement of Assignment of Common Stocks and Debt Rights (the “Original Agreement”) with VP Holding, the former shareholder of Sino Pride. Pursuant to the Original Agreement, Iven acquired all 30,000,000 shares of common stocks of Sino Pride then outstanding and assumed shareholder loan and loan interest totaled $52,750,000 (Sino Pride owed to VP Holding) for a nominal consideration of HK$ 1 (approximately US$0.13) from VP Holding. The change of ownership in Sino Pride from VP Holding to Iven had no impact on Sino Pride’s ownership in DVPD (operating entity) and DVBM (operating entity).

Iven is a private shell company with no operations and with no or nominal assets, which is 100% directly and indirectly owned by Mr. Brown. Iven was a legal acquirer in the November 30, 2016 acquisition. At the date of the acquisition, Sino Pride was a holding company of two Chinese operating entities, DVPD and DVBM. The accounting acquirer usually is the combining entity whose relative size (measures in, for example, assets, revenues, or earnings) is significantly larger than that of the other combining entity or entities as per ASC 805-10-55-13. Thus, Sino Pride and Subsidiaries are the accounting acquirers in the November 2016 transaction.

The November 30, 2016 transaction was treated as a reverse acquisition or recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded. Accordingly, the historical financial statements are those of Sino Pride and Subsidiaries.

September 4, 2017 Transaction

On September 4, 2017, VCI signed an agreement of “Assignment of All Outstanding Shares and All Debt Right Agreement” (the “Agreement”) with Iven. Pursuant to the Agreement, VCI acquired all 30,000,000 shares of common stocks of Sino Pride then outstanding and assumed shareholder debt and loan rights totaled HK$493,807,633 (approximately $64,208,000) (Sino Pride owed to VP Holding) included outstanding shareholder loan of HK$408,409,628 (approximately $53,093,000) with a nominal consideration of HK$1 (approximately US$0.13) from Iven. The change of ownership in Sino Pride from Iven to VCI had no impact on Sino Pride’s ownership in DVPD (operating entity) and DVBM (operating entity).

Iven and VCI are under common control of our controlling shareholder. The transfer of ownership in Sino Pride from Iven to VCI is a part of the corporate restructuring to prepare the Company to list in the U.S. capital markets.

The Company accounted for the September 2017 transaction as a transaction between entities under common control based on the guidance provided by ASC 805-50-25. Following the above transactions, VCI has gained control over Sino Pride and subsidiaries, in an essence, VCM has gained control over VCI, Sino Pride and Subsidiaries.

The Company together with its wholly-owned subsidiaries, VCI, Sino Pride and majority owned subsidiaries, DVBM and DVPM were effectively controlled by the same shareholder, Mr. Brown before and after the September 2017 corporate restructuring, and is considered under common control, which have been accounted for similar to the pooling method of accounting. The accompanying consolidated financial statements have been prepared as if the current corporate restructuring had been in existence at the beginning of the periods presented. Accordingly, the historical financial statements are those of Sino Pride and Subsidiaries.

10. We note that Sino Pride and its parent, VP Holdings, had no relationship or affiliation with you, Iven or Alex Brown, the controlling shareholder of VCMs and Iven, before Iven acquired Sino Pride in November 2016 and then transferred it to VCI on September 4, 2017. Please tell us your basis for not presenting separate financial statements of Sino Pride at the predecessor’s basis through November 2016 and separate financial statements of VCM at the successor’s basis from November 2016, the date Iven gained control of Sino Pride.

Response: the November 2016 transaction is deemed as a capital transaction in substance, rather than a business combination. Accordingly, acquisition accounting method is not applicable to this November 2016 transaction. Please see our response to Comment 9.

11. We note your response to comment 31. As previously requested, please provide to us additional details regarding the nature and structure of, and your interest in, DVPD, DVBM and DVPM. Please provide us a full evaluation of these entities under the   variable interest model.

Response: DVPD and DVBM are our majority owned operating entities in China. DVPM is a newly formed entity established in China in June 2018. Sino Pride owned 80%, 95% and 100% of DVPD, DVBM and DVPM, respectively.

VCM, a US company, owned 100% of Sino Pride through VCI. Consequently, VCM owned 80% of DVPD, 95% of DVBM and 100% of DVPM. Variable interest model does not apply for our organization structure.

Basis of Consolidation, page F-9

12. Please tell us the nature and amount of the adjustments made to the financial statements for the corporate restructure.

Response: we made the adjustments to the financial statements to incorporate 20,700,000 shares issued on November 13, 2017, which was accounted as if it was issued in all period presented.

Note 2 – Going Concern, page F-8

13. We note your response to comment 44 and the revised disclosure on page F-8 that indicates that the current recorded liabilities were approximate to the total final payments. Please revise to clearly state whether you believe the current recorded liabilities are reasonable estimates of the total final payments.

Response: we revised our disclosure on page F-8 to state that: “The Company accrues the interest consistently to property financing agreement payable and leases liability payable based on lease agreements. The Company records the expired lease-back payable and unpaid buy-back payable in other payable and accrues additional possible liabilities based on estimation. The management believed that current recorded liabilities were reasonable estimates to total final buy-back payments and total final lease-back payable.”

14. We note your disclosure on page F-37 that during 2018 new lawsuits were added against the Company. Please revise to disclose how you consider unasserted claims in your assessment of contingent losses.

Response: we revised our disclosure on Note 19, “Legal Proceeding” on page F-31 to state: “The nature of these litigation is to demand the Company to buy-back property per agreement or to pay unpaid rent per lease-back agreement. The Company accrues the interest consistently to property financing agreement payable and leases liability payable based on lease agreements. The Company records the expired lease-back payable and unpaid buy-back payable in other payable and accrues additional possible liabilities based on estimation. The management believed that current recorded liabilities were reasonable estimates to total final buy-back payments and total final lease-back payable. Therefore, no contingent losses be recorded. In the case of a reasonable possibility that a loss is to exceed the amount already recognized, the Company will accrue additional estimated liability”.

Note 3 - Summary of Significant Accounting Policies

Management Fee Income, page F-10

15. We note your response to comment 32 and the revised disclosure on page F-10. We reissue our comment in its entirety.

Response: we revised the disclosure on page F-10 as follows:

Property Management Fee Income

Response: We currently provide common area management services to all tenants and shop owners. Common area management services include utilities, security, cleaning, fire service, landscaping, public facilities maintenance and other traditional services provided by a property management office. The term of property management agreement is usually consistent with the tenants’ lease term. Property management fee is charged based on the area of property ranging from $17 to $20 per square foot per annum.

Since the performance obligations  in the property management agreement is identical with the term of property management agreement, the Company recognizes the propriety management income on a straight-line basis over the terms of the management agreement. The cumulative differences between property management income recognized in the Company’s consolidated statements of operations and contractual payment terms have been recorded as deferred income and presented on the accompanying consolidated balance sheets.

Expense Recovery

Response: The Company will pay utility, repairment and insurance expenses to third party vendors in order to fulfill its management obligations. The Company will charge full or partial of these expenses to tenants in addition to property management fee. The charge methods will depend on the size of tenant and terms of property management agreement. The Company is acting as an agent to arrange for the provision of utilities, repairments and other services by third parties. The Company will recognize the fee collected as income after the Company’s service is provided. The recovered expenses will offset with expenses the Company paid and be reported at a net amount under the caption of other income in accompanying consolidated financial statements.

The management agreement and related fee charge agreement does not contain a lease in accordance with ASC842 since these agreements are service contracts with no identified asset.

16. We note your response to comment 33 and the revised disclosure on page F-10. We reissue our comment in its entirety.

Response: please refer to our response to Comment 15 herein above.

Sold Rental Properties with Financing Agreement (Group B and C Properties), page F-11

17. We note your response to comment 36 but were unable to locate the more specific disclosure of how you calculate the interest expense. Please revise or advise.

Response: please be advised that our response to previous comment 36 and current comment 17 on F-23.

The interest rate is determined by the price spread of each unit’s sale price and buy-back price, and the time span from the date of sale to the maturity date (last date to execute the option). In the case of buy-back price is equal to sales price, a bank long term lending rated is used. The amount of purchase-back financing agreement represents original proceeds from sale of property plus accrued interest. At the date of maturity, the amount of purchase-back financing agreement will equal to the buy-back price stated at buy-back contract.

18. We note your response to comment 38 but were unable to locate the revised disclosure referenced in your response. Please revise or advise.

Response: please be advised that properties sold with financing agreement were all new properties and had no operation at the time of the sale. There is no revision to financial statements regarding this comment.

Impairment of Long-Lived Assets, page F-14

19. We note your response to comment 39 but were unable to locate the revised disclosure referenced in your response. Please revise or advise.

Response: due to the negative impact of e-stores, there has been less interest in running a small retail store in recent days and lack of tenants caused our financial problem. The management has no plan to renew expired leases. As a lessee, the Company will return the lease-back property back to the owner and let them manage the property after the lease is expired. We made the following change on page F-20, Note 8 – Right of Use Assets

“During 2017, 226 lease-back leases were expired. The Company did not renew those leases.”

As a lessor, the property owner, the Company performed an impairment assessment of the rental properties by conducting a search on the comparable properties and their market prices with nearby property trading information. The fair market value of our rental property is higher than the property’s book value. There were no impairment indication and therefore, no impairment loss is recognized in the Company’s book. We made following change on page F-14, Impairment of Long-Lived Assets

“There were no impairment losses recognized due to its fair market value was higher than its carrying cost as of December 31, 2017 and 2016, respectively.”

Note 5 – Rental Properties, net, page F-18

20. We note your response to comment 40. We reissue our comment in its entirety.

Response: There is no private ownership of land in the PRC. All land in the PRC is owned by the government and cannot be sold to any individual or company. The government grants a land use right that permits the holder of the land use right to use the land for a specified period and for a specific purpose. The government will usually auction the land use right in a public event. The cost of land use right is part of construction cost and is allocated to each square feet of property. The owner of property/land use right has no specific obligation during the term of holding the right. The land use right is transferred with the ownership of building.

Per ASC 842, contract is, or contains, a lease if the contract conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. To determine whether a contract conveys the right to control the use of an identified asset for a period of time, an entity should assess whether, throughout the period of use, the customer has both of the following: a, the right to obtain substantially all of the economic benefits from use of the identified asset; and b, the right to direct the use of the identified asset.

Land use right granted by Chinse government is not considered as a lease since the holder of the land use right has no right to direct the use of identified asset – land. A commercial land is not allowed to build a residential house, vice versa. In addition, the government may change the usage of land at the anytime.

21. With respect to Group B in the table on page F-18 please tell us the nature of sold properties that are in the process of being returned without paying off.

Response: please be advised that “return is in process without paying off” means buy-back is in process without paying off (the Company agreed to buy-back but did not pay off yet). The description of Group B in the table on page F-18 has been revised accordingly.

Note 10 – Property Financing Agreement Payable

SML Agreement, page F-24

22. Please revise to clarify that, if true, Dalian Sheng Ma Lin Trading Ltd. has no relationship or affiliation with you other than the SML agreement.

Response: pursuant to your comment, we revised disclosure on page F-24.

Note 19 - Commitments and Contingencies

Collateral of Company’s Asset to Three Individuals, page F -31

23. We note your disclosure that the Company provided rental properties owned by the Company as collateral to help certain individuals to acquire bank loans and that the 12 months period of those loans was past due. Please tell us how you evaluated this issue under ASC 450 in determining whether a loss accrual is required.

Response: the collateral of Company’s properties to three individuals  to acquire bank loans which were past due exposed the Company in a material risk to a loss in the case of such individual is insolvent and failed to repay the bank loan. Loss accrual is not required as both of the required conditions are not met since: a) it is not probable that the likelihood of the future event or events occur confirming the fact of the loss such that these individuals are or will be insolvent; and b) the amount of loss cannot be reasonably estimated at current stage.

Note 21 – Restatement, page F-32

24. Please provide us additional details regarding the nature and the timing of the misstatements. We note that the SML agreement was signed on December 29, 2017 and as such it is unclear why the 2016 financial statements were restated instead of recording the SML transaction in 2017.

Response: during 2015, there were 22 owners of properties (with buy-back option) sold their properties to third party. During 2016, there were 65 owners of properties (with buy-back option) sold their properties to third party. The event of change ownership of property (with buy-back option) was considered as an indicator that Company’s liability of buy-back the property be relieved in the year of 2015 and 2016, respectively. The accounting treatment for proprieties’ ownership change was: (a) to reclassify property from property group B “Properties with buy-back options or buy-back is in process without paying off” to group D “Properties sold”, (b) to derecognize property costs and accumulated depreciation amount from assets accounts, (c) to derecognize liability (buy-back payable) from property financing agreement payable, and (d) to recognized the gain if any.

Commencing in May 2017, SML started to acquire properties directly from certain individual owners who originally requested the Company to buy-back their properties, which the Company did not exercise such option. The Company treated these direct transactions between SML and those individual owners as normal change in ownership of proprieties and had no special accounting treatment needed before the date of the SML agreement signed.

Each individual who acquired the ownership of properties (with buy-back option when the property was sold original) in 2015 and 2016 as mentioned above discussed with SML separately in 2017. Two property owners were settled with SML and transferred the ownership of properties to SML in 2017. 85 owners of property were negotiating with SML at the year ended December 31, 2017. All properties acquired by SML in 2017 were included retroactively in the SML agreement signed on December 29, 2017.

The Company estimated that most likely that 85 owners of property (acquired in 2015 and 2016 from original owners) will settle with SML in 2018. Since the Company will honor the original buy-back option per SML agreement, the Company restated its 2016 consolidated financial statement to add back asset of properties and record related buy-back liability, which were derecognized in 2016.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Arila Zhou at azhou@htflawyers.com or by telephone at 646-457-1136.

Very truly yours,

/s/ Alex Brown
Alex Brown Chief Executive Officer

cc:	Arila Zhou
Hunter Taubman Fischer & Li LLC